OMB APPROVAL	
OMB Number:	3235-0123
Expires: August 31, 2020	
Estimated average burden hours per response . . . 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69344

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YYYY) AND ENDING 12/31/2018 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Nebari Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 EAST 45TH STREET
(No. and Street)

NEW YORK	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name -- *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Donal Freeman and John Clark Gillam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nebari Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Marissa Leigh Millman
NOTARY PUBLIC, STATE OF NEW YORK
Registration #02MI6266949
Qualified in New York County
Commission Expires August 20, 2020

Signature

CEO
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEBARI SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

NEBARI SECURITIES LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

TABLE OF CONTENTS



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members'
of Nebari Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Nebari Securities, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Nebari Securities, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Nebari Securities, LLC's management. Our responsibility is to express an opinion on Nebari Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Nebari Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, P.A.

We have served as Nebari Securities, LLC's auditor since 2014.

Maitland, Florida

February 26, 2019

NEBARI SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	23,576
Prepaid Expenses		5,059
CRD deposit		1,503
Total assets	$	30,138

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	7,119
Total liabilities		7,119
Member's equity		23,019
Total liabilities and member's equity	$	30,138

The accompanying notes are an integral part of this financial statement.

NEBARI SECURITIES LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2018

1. ORGANIZATION AND NATURE OF BUSINESS

Nebari Securities LLC (the "Company") is a wholly owned subsidiary of Nebari Capital LLC, (the "Parent") formed in the state of Delaware on May 5, 2017. Exceed Securities LLC ("Exceed") was formed in the state of Delaware on August 6, 2013. Exceed was approved as a broker-dealer by the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") on May 6, 2014. On January 3, 2018, FINRA approved the acquisition of Exceed by Nebari Capital, LLC. Subsequently, on January 5, 2018, Nebari Securities, LLC, a Delaware limited liability company merged with the Company and the succeeding company changed its name to Nebari Securities, LLC. The Company primarily provides consulting services on mergers, acquisitions and private placements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents – Cash and cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximates market value.

Income taxes - The Company, with the consent of its member, elected to be taxed as a partnership under the Internal Revenue Code. All taxable income or loss flows through to the member. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

Revenue recognition – The Company recognizes revenues in accordance with Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers". Fees from financial advisory assignments and underwriting revenues are recognized in accordance with the terms of the related investment banking and advisory service agreements. These agreements are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred liabilities.

Fair value of financial instruments – Cash, accounts payable and accrued expenses are recorded in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement whereby some expenses are paid by the Parent and charged back to the Company. This amounted to $46,420 and included $12,420 or rental expenses, $19,250 or regulatory compliance fees and $14,750 of accounting services for the year ended December 31, 2018.

4. CONCENTRATION OF BUSINESS AND CREDIT RISK

From time to time the Company may have cash deposits with its bank that exceed levels insured by the bank through FDIC. At December 31, 2018, the cash deposits did not exceed the FDIC limits. During the year ended December 31, 2018, one client accounted for 100% of total revenue.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934 uniform net capital rules that requires maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 1500%. As of December 31, 2018, the Company's net capital was $16,457 as defined by the SEC, which was $11,457 in excess of its minimum net capital requirement of $5,000. The Company's percentage of aggregate indebtedness to net capital was approximately 43% versus the maximum allowable percentage of 1500%.

6. RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This standard outlines a single comprehensive model for companies to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that revenue is recognized when a customer obtains control of a good or service. A customer obtains control when it has the ability to direct the use of and obtain the benefits from the good or service. Transfer of control is not the same as transfer of risks and rewards, as it is considered in current guidance. The Company will also need to apply new guidance to determine whether revenue should be recognized over time or at a point in time. ASU 2014-09, as deferred by ASU 2015-14, will be effective for annual reporting periods beginning after December 15, 2018, using either of two methods: (a) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (b) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined in ASU 2014-09.

The Company has evaluated the new guidance and the adoption did not have an impact on the Company's financial statements for the year ending December 31, 2017 and a cumulative effect adjustment under the modified retrospective method of adoption was not necessary.

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company is evaluating the effect that ASU 2016-02 will have on its financial statements and related disclosures. The Company believes the impact of the ASUs is minimal.

7. COMMITMENTS AND CONTINGENCIES

The company does not have any commitments, guarantees, or contingencies including arbitration or other litigation claims that may result in a loss or a future obligation. The company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

8. SUBSEQUENT EVENTS

The Company has evaluated whether events or transactions have occurred after December 31, 2018 that would require recognition or disclosure in these financial statements through February 26, 2019, which is the issuance date of these financial statements.